UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

December 4, 2025

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S Garland Ave Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Directors and Officers

Effective as of December 4, 2025, Matthew M. Wideman will no longer be serving as the Chief Executive Officer of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”) and our manager, RM Adviser, LLC (the “Manager”), and will be replaced by Christopher D. Wideman as the Chief Executive Officer of both the Company and the Manager, who is currently serving as the President of both the Company and the Manager.

Item 9.	Other Events

Status of Our Second Follow-on Offering

On May 13, 2022, we commenced our second follow-on offering of up to $67,475,141 of our common shares (comprised of $62,117,384 of shares in our primary offering and $5,357,757 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) pursuant to Regulation A (the “Second Follow-on Offering”). As of October 31, 2025, we had raised aggregate gross offering proceeds of approximately $148,023,000 and had issued an aggregate of approximately 14,570,000 of our common shares in our Offerings, which have been purchased by approximately 7,700 unique investors. Effective as of July 11, 2025, our Manager temporarily paused acceptance of new subscriptions in connection with the Second Follow-on Offering.

In addition, as of the date of this current report, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On September 28, 2025, our board of managers authorized a daily cash distribution of $0.0012706849 per common share (the “Distribution”) payable to shareholders of record as of the close of business on each day in the period commencing on November 1, 2025 and ending on November 30, 2025 (the “Distribution Period”). The board of managers expects the Distribution will be paid on or about December 15, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming a $7.73 per share NAV (the purchase price beginning on November 1, 2025 and ending on November 12, 2025), and approximately 6.0% of our NAV on an annualized basis assuming a $7.67 per share NAV (the current purchase price effective November 13, 2025), calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

As of December 4, 2025, cumulative since inception, we have paid 109 consecutive monthly distributions to shareholders totaling over $45,300,000, of which approximately $21,900,000 was paid in cash and $23,400,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.

Plan of Operation

The Hamptons – Virginia Beach, Virginia

As previously disclosed, on October 9, 2019, we acquired a $9,177,966 equity interest in a joint-venture limited partnership in connection with the acquisition and renovation of The Hamptons Apartments, a Class C, garden-style apartment community in Virginia Beach, Virginia (the “Property”). Between July 29, 2020 and November 3, 2025, we made additional capital contributions to the joint venture limited partnership in the aggregate amount of $1,275,000, resulting in a total equity interest of $10,452,966. On November 18, 2025, the Property was sold.

As a result of the business plan for the renovation of the Property, since the Property’s acquisition, 102 of the 212 units have been renovated. The exterior improvements were completed, including new exterior paint and signage, upgraded landscaping, upgraded laundry rooms, balcony and stairwell replacements, a new gym, and a new leasing office. Since the Property’s acquisition, the Property’s average rent rate increased from $933/month as of October 2019 to $1,348/month upon the sale of the Property, representing a 44% increase.

Due to weaker-than-anticipated tenant demand at the Property and within the broader submarket, the Property was unable to achieve operating cash flows in line with initial projections. Persistent challenges with economic occupancy, rent collections, and elevated unit-turn costs resulted in performance materially below underwriting. Based on updated analysis, the Property was also expected to require substantial additional capital to stabilize and improve long-term performance. After evaluating the anticipated capital needs, risk profile, and outlook relative to other opportunities available to us, we concluded that continuing to hold the asset was not expected to produce an attractive risk-adjusted return. As a result, we determined that a sale represented the most responsible course of action for protecting shareholder capital. We accepted an offer meaningfully above our carrying value for NAV purposes, enabling us to exit a capital-intensive investment and redeploy proceeds into opportunities better aligned with our long-term strategy and return objectives.

The Property was originally acquired for $19,051,000, or $89,863 per unit, and was sold for $24,250,000, or $114,387 per unit, reflecting a 27.3% increase in property value. The initial underwriting projected a property-level equity multiple of 2.2x throughout a 10-year hold period. Based on the Property’s sale price, we believe the Property will achieve approximately a 0.9x equity multiple over the 6.1-year hold period.

The sale of the Property represents our third full-cycle joint venture equity transaction since we began making such investments in 2019. Proceeds from the sale are expected to increase our liquid assets from 5% of NAV to 14% of NAV, bolstering our cash position and with the goal to preserve existing investments and seize new opportunities.

FedEx Ground KY – Louisville, Kentucky

As previously disclosed, on September 17, 2025, we acquired a $3,717,489 joint-venture limited partnership equity investment (the “FedEx Ground KY Equity Investment”) in a special purpose entity in connection with the acquisition of a 2015-built, 303,369 square-foot industrial building located in Louisville, Kentucky (the “FedEx Ground KY Property”).

The Wideman Company, LLC (“Wideman”), an affiliate of our Manager, serves as the sponsor of this transaction. The special purpose entity is managed by an affiliate of Wideman, and affiliates of Wideman are entitled to certain fees in connection with this transaction.

As stated previously, an affiliate of Wideman is entitled to certain fees in connection with this transaction. The following fees have been or will be paid to such affiliate by the special purpose entity and not by us: (i) an acquisition fee equal to 2.0% of the FedEx Ground KY Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground KY Equity Investment); (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly; and (iii) a property management fee equal to 2.0% of the aggregate annual effective gross rents generated from the FedEx Ground KY Property that will be paid monthly.

In addition, an affiliate of Wideman will also be entitled to a promoted interest in amounts equal to 30% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager, including Christopher Wideman, our Manager’s chief executive officer and president. We will not be entitled to any such promoted interest.

Wideman has also made a direct co-investment of $1,944,806 in connection with the acquisition of the FedEx Ground KY Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such co-investment, Christopher Wideman of Wideman will not participate in any determinations made on behalf of the company with respect to the equity investment.

FedEx Ground TN – Chattanooga, Tennessee

As previously disclosed, on September 17, 2025, we acquired a $2,282,511 joint-venture limited partnership equity investment (the “FedEx Ground TN Equity Investment”) in a special purpose entity in connection with the acquisition of a 2017-built, 236,976 square-foot industrial building located in Chattanooga, Tennessee (the “FedEx Ground TN Property”).

Wideman, an affiliate of our Manager, serves as the sponsor of this transaction. The special purpose entity is managed by an affiliate of Wideman, and affiliates of Wideman are entitled to certain fees in connection with this transaction.

As stated previously, an affiliate of Wideman is entitled to certain fees in connection with this transaction. The following fees have been or will be paid to such affiliate by the special purpose entity and not by us: (i) an acquisition fee equal to 2.0% of the FedEx Ground TN Property’s purchase price (and such amount will be invested by such affiliate as a capital contribution in the FedEx Ground TN Equity Investment); (ii) an asset management fee equal to 1.5% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly; and (iii) a property management fee equal to 2.0% of the aggregate annual effective gross rents generated from the FedEx Ground TN Property that will be paid monthly.

In addition, an affiliate of Wideman will also be entitled to a promoted interest in amounts equal to 30% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager, including Christopher Wideman, our Manager’s chief executive officer and president. We will not be entitled to any such promoted interest.

Wideman has also made a direct co-investment of $1,605,194 in connection with the acquisition of the FedEx Ground TN Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such co-investment, Christopher Wideman of Wideman will not participate in any determinations made on behalf of the company with respect to the equity investment.

Plan of Operation – Result of Operations

As of December 4, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $406 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $804 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares—Valuation Policies.”

Management Compensation

The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, real estate transaction sizes, property income and performance, and distributable cash. We cannot determine specific amounts that may be paid in the future at the present time.

● Technology Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $1,500 per investor.

● Administration Solution Fee – for any investors sourced from the Realty Mogul Platform in connection with a private placement, an amount equal to $125 per investor per quarter.

● Property Management Fee – an amount up to 3% of effective gross revenue generated from a given property.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer, President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Dated:	December 4, 2025